FILED VIA EDGAR ON SEPTEMBER 23, 1996

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                     PERFORMANCE TECHNOLOGIES, INCORPORATED
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                    173761402
                      (CUSIP Number of Class of Securities)

                               Lawrence A. Bowman
                         Spinnaker Technology Fund, L.P.
                         c/o SoundView Asset Management
                                22 Gatehouse Road
                           Stamford, Connecticut 06902
                                 (203) 462-7250
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                 With a copy to:

                            Frank W. Hogan, III, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                         695 East Main Street, Suite A-3
                               Stamford, CT 06901
                                 (203) 348-2300

                                 August 15, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                  Check  the  following  box if a fee is being  paid  with  this
Statement: |_|



                            Exhibit Index on Page 10

                               Page 1 of 11 Pages

                                  SCHEDULE 13D


- --------------------------------------------

CUSIP NO. 173761402
- --------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Spinnaker Technology Fund, L.P.
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  o
                                                                       (b) |X|
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       WC
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                o

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                              107,100
        NUMBER OF            ---------------------------------------------------
          SHARE              8.          SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                             -0-
           EACH              ---------------------------------------------------
        REPORTING            9.          SOLE DISPOSITIVE POWER
       PERSON WITH
                                              107,100
                             ---------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                              -0-
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       107,100
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        o

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       2.2%
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       PN
================================================================================


                               Page 2 of 11 Pages

                                  SCHEDULE 13D


- --------------------------------------------

CUSIP NO. 173761402
- --------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       SoundView Asset Management, Inc.
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) o
                                                                        (b) |X|
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       AF
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                o

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                              107,100
        NUMBER OF           ----------------------------------------------------
          SHARES             8.          SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                             -0-
           EACH            -----------------------------------------------------
        REPORTING            9.          SOLE DISPOSITIVE POWER
       PERSON WITH
                                              107,100
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                              -0-
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       107,100
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        o

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       2.2%
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       CO
================================================================================


                               Page 3 of 11 Pages

Item 1.           Security and Issuer.

                  The class of equity securities to which this Statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of Performance Technologies, Incorporated, a Delaware corporation (the "Company"), which has its principal executive offices at 315 Science Parkway, Rochester, New York 14620.


Item 2.           Identity and Background.

                  This Statement is being filed in connection with the Common Stock beneficially held by Spinnaker Technology Fund, L.P., a Delaware limited partnership ("Spinnaker"). Spinnaker conducts its principal business and maintains its principal office at 22 Gatehouse Road, Stamford, Connecticut 06902.

                  The sole general partner of Spinnaker is SoundView Asset Management, Inc., a Delaware corporation ("SoundView"), which conducts its principal business and maintains its principal office at 22 Gatehouse Road, Stamford, Connecticut 06902. All business of Spinnaker is conducted under the complete and exclusive control of SoundView. (Spinnaker and SoundView are sometimes hereinafter referred to as the "Filers").

                  Spinnaker was formed in 1994 for the principal business of providing an investment vehicle for institutional and other sophisticated investors to acquire equity interests in companies with significant potential for long-term growth in value in the technology industry. SoundView was formed in 1994 for the principal business of serving as the general partner and manager of various investment funds and portfolios.

                  The name, business address, present principal occupation or employment of each executive officer and director of SoundView is set forth in
Schedule I hereto, which is incorporated herein by reference. Each of the individuals listed in Schedule I hereto are U.S. citizens.

                  During the past five years, none of the Filers nor any of the executive officers or directors of the Filers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 4 of 11 Pages

Item 3.           Source and Amount of Funds or Other Consideration.

                  The funds used by Spinnaker to pay for its interest in making the purchases of additional shares of the Common Stock as set forth in Item 5, in the amount of $2,625, were obtained from the capital contributions made by its partners.


Item 4.           Purpose of Transaction.

                  The Filers have acquired the Common Stock for investment purposes.


Item 5.           Interest in Securities of the Issuer.

                  (a) and (b) The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on information contained in the Company's most recently available filing with the Securities and Exchange Commission. According to the Company, as of April 17, 1996, there were 4,770,000 shares of Common Stock issued and outstanding.

                  As of the date hereof, Spinnaker beneficially owns 107,100 shares of Common Stock, representing approximately 2.2% of the Common Stock issued and outstanding. Spinnaker has sole voting and dispositive power with respect to all Common Stock owned by it, which power is exercised by its general partner, SoundView.

                  SoundView may be deemed to beneficially own all the shares of Common Stock owned by Spinnaker by virtue of its status as sole general partner of Spinnaker. Such deemed beneficial ownership would total 107,100 shares, representing approximately 2.2% of the Common Stock issued and outstanding. SoundView may be deemed in its capacity as general partner of Spinnaker to share the voting power and the power to direct the disposition of the shares of Common Stock owned by Spinnaker. SoundView disclaims beneficial ownership of such shares.

                  (c) Beginning on August 6, 1996 Spinnaker disposed of 131,000 shares of the Company's Common Stock in open market transactions on the NASDAQ National Market System, as follows:

    Sale Date                      No. of Shares                  Purchase Price
      1996                             Sold                          per Share
  -------------                    -------------                  --------------
   August 6                          10,000                           13.375
   August 6                           5,000                           12.875
   August 15                         71,000                           12.000
   September 13                      10,000                           12.250
   September 16                      35,000                           12.275


                               Page 5 of 11 Pages

                  On July 31, 1996 Spinnaker purchased 200 shares of the Company's Common Stock in an open-market transaction on the NASDAQ National Market System at a purchase price of $13.125 per share.

                  (d) To the best knowledge of the Filers, no person other than the Filers has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of shares of Common Stock.

                  (e) All of the persons signing this Schedule 13D ceased to be the beneficial owners of more than five percent (5%) of the issued and outstanding Common Stock of the Issuer on August 6, 1996.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Not applicable.


Item 7.           Material to be Filed as Exhibits.

         Exhibit A:                 Agreement pursuant to Rule 13d-1(f)(1).


                               Page 6 of 11 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 23, 1996

                                       SPINNAKER TECHNOLOGY FUND, L.P.

                                       By: SoundView Asset Management,
                                           Inc.,
                                           Its General Partner



                                       By:/s/  Lawrence A. Bowman
                                          -----------------------
                                          Lawrence A. Bowman
                                          President






                               Page 7 of 11 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 23, 1996

                                       SOUNDVIEW ASSET MANAGEMENT,
                                       INC.



                                       By:/s/ Lawrence A. Bowman
                                          ----------------------
                                          Lawrence A. Bowman
                                          President


                               Page 8 of 11 Pages

                                   SCHEDULE I

          INFORMATION WITH RESPECT TO DIRECTORS AND EXECUTIVE OFFICERS
                       OF SOUNDVIEW ASSET MANAGEMENT, INC.

DIRECTORS AND EXECUTIVE OFFICERS:


                  The following table sets forth the name, business address and present principal occupation or employment of each of the current directors and executive officers of SoundView Asset Management, Inc. All business of Spinnaker Technology Fund, L.P. is conducted under the complete and exclusive control of SoundView Asset Management, Inc., its General Partner.

                                                PRESENT PRINCIPAL OCCUPATION
         NAME                                         OR EMPLOYMENT
         ----                                   ----------------------------


Lawrence A. Bowman                               President and Director of
SoundView Asset Management, Inc.                 SoundView Asset Management,
22 Gatehouse Road                                Inc.
Stamford, Connecticut 06902

Kerry Tyler                                      Secretary and Treasurer of
SoundView Asset Management, Inc.                 SoundView Asset Management,
22 Gatehouse Road                                Inc.
Stamford, Connecticut 06902

James B. Townsend                                 President of SoundView
SoundView Asset Management, Inc.                  Financial Group, Inc.
22 Gatehouse Road
Stamford, Connecticut 06902

Russell D. Crabs                                  Managing Director of SoundView
Soundview Asset Management, Inc.                  Financial Group, Inc.
22 Gatehouse Road
Stamford, Connecticut 06902


                               Page 9 of 11 Pages

                                  EXHIBIT INDEX



    Exhibit                                                                Page
    Number                       Documents                                Number
    -------                      ---------                                ------
      A             Agreement pursuant to Rule 13d-1(f)(1)                  11



                               Page 10 of 11 Pages

                                                                       Exhibit A


                                    AGREEMENT

                  Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that the Statement to which this Exhibit A is attached is filed on its behalf.

Date:  September 23, 1996


SPINNAKER TECHNOLOGY FUND,
L.P.

By:      SoundView Asset
         Management, Inc.,
         Its General Partner


By: /s/ Lawrence A. Bowman
    ----------------------
    Lawrence A. Bowman
    President




SOUNDVIEW ASSET MANAGEMENT,
INC.


By: /s/ Lawrence A. Bowman
    ----------------------
    Lawrence A. Bowman
    President

                               Page 11 of 11 Pages